Filed by WellPoint Health Networks Inc.
pursuant to Rule 425 of the Securities
Act of 1933 and deemed filed pursuant
to Rule 14a-6 of the Securities
Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.
Commission File No.: 1-13083

        This filing contains certain forward-looking information about Anthem, Inc. ("Anthem"), WellPoint Health Networks Inc. ("WellPoint") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem's and WellPoint's various SEC reports, including but not limited to Anthem's and WellPoint's Annual Reports on Form 10-K for the year ended December 31, 2003 and Anthem's and WellPoint's Quarterly Reports on Form 10-Q for the quarter ended March 31, 2004.

        This filing may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, Anthem has filed on May 11, 2004 a definitive registration statement on Form S-4, including the definitive joint proxy statement/prospectus constituting a part thereof, with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus has been mailed to shareholders of Anthem and stockholders of

WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

        Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Anthem's participants is set forth in the proxy statement, dated April 16, 2004, for Anthem's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning WellPoint's participants is set forth in WellPoint's Annual Report on Form 10-K for the year ended December 31, 2003 filed with the SEC on March 15, 2004, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on April 29, 2004. Additional information regarding the interests of Anthem's and WellPoint's participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

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press release

[WELLPOINT LOGO]

FOR IMMEDIATE RELEASE		June 14, 2004
Media Contact:	Ken Ferber	Investor Contact: John Cygul
	(805) 557-6794	(805) 557-6789

WELLPOINT RESPONDS TO CALIFORNIA STATE TREASURER

THOUSAND OAKS, Calif.—WellPoint Health Networks (NYSE:WLP) today released the following letter to the California State Treasurer regarding the WellPoint/Anthem merger.

WellPoint Health Networks Inc. serves the health care needs of more than 15.3 million medical members and approximately 46 million specialty members nationwide through Blue Cross of California, Blue Cross Blue Shield of Georgia, Blue Cross Blue Shield of Missouri, Blue Cross Blue Shield of Wisconsin, HealthLink and UNICARE. Visit WellPoint on the web at www.wellpoint.com. Blue Cross of California, Blue Cross Blue Shield of Georgia, Blue Cross Blue Shield of Missouri and Blue Cross Blue Shield of Wisconsin are independent licensees of the Blue Cross and Blue Shield Association.

# # #

June 14, 2004

Philip Angelides
California State Treasurer
915 Capitol Mall, Room 110
Sacramento, CA 95814

Dear Mr. Angelides:

We would like to add some clarity to the discussion of the WellPoint/Anthem merger and correct significant misinformation surrounding executive compensation related to the merger.

  •
  Anthem, not California health insurance customers, will fund any payouts to WellPoint executives as a result of the merger. Therefore, as you correctly state, this is a shareholder issue and shareholders will vote whether to approve the merger on June 28.

  •
  WellPoint's executive compensation program, including change-in-control severance benefit and stay bonuses, that was adopted by the Board of Directors based on independent expert advice, has been in place for years, has been fully disclosed and is consistent with market practice.

  •
  Anthem has testified that it expects to retain most of the WellPoint executives so that actual costs are estimated to be about $200 million of the $300 million in total estimated closing costs. Only if every executive left the Company, would maximum aggregate severance costs be $356 million.

  •
  These transaction costs, low in percentage terms versus other mergers, will be paid by Anthem and will be more than offset by annual savings of $250 million (after two years) in reduced administrative expenses and corporate duplication. To put this in perspective, 10 years after the merger closes, over $2.0 billion will be achieved in savings, versus the one-time severance costs of $200 million.

  •
  The $251 million in unvested options is not new money related to the merger—it has been earned by WellPoint executives through years of meeting customer needs and the resulting appreciation in the Company's stock price. These options only become exercisable on an accelerated schedule if an executive is terminated.

  •
  Since 1993 when WellPoint went public, the Company has created approximately $20 billion in shareholder returns from stock price growth and a dividend. These returns funded charitable foundations in California with $4.1 billion in current assets and five other foundations outside California with an additional $3 billion in current assets.

  •
  Since the IPO in 1993, WellPoint has competed successfully in the Calfornia marketplace, growing its membership internally from 2.3 million members to over 7 million today. This reflects the Company's ability to provide innovative products and services that customers want.

  •
  WellPoint's success has allowed the Company to create over 5,700 new jobs in California and many more nationally.

  •
  California consumers will benefit from the WellPoint/Anthem merger in many ways; including:

  •
  Blue Cross of California, WellPoint's operating unit in the state, will remain financially strong and able to finance member care.

  •
  By spreading administrative costs over a wider base, the Company will be more efficient and better able to keep premiums affordable.

  •
  Through significant investments in information technology, consumers and physicians will have better information to make health care decisions to improve outcomes.

    •
    The new entity will be better positioned to control pharmaceutical costs.

  •
  We have worked with California regulators in good faith and believe they have strong powers to enforce any promises made to California consumers regarding this merger.

  •
  The stock market in aggregate has evaluated the benefits of this merger to customers and shareholders have significantly bid up the prices of both WellPoint and Anthem shares since the merger was announced in October 2003.

We welcome the opportunity to discuss these issues further.

Sincerely,

David C. Colby
Executive Vice President
Chief Financial Officer
WellPoint